BRIGHT MINDS BIOSCIENCES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of shareholders (the “Shareholders”) of Bright Minds Biosciences Inc. (the “Company”) will be held at the offices of McMillan LLP, Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, by way of in-person/teleconference call, on Thursday, March 24, 2022, at the hour of 10:00 a.m. (Pacific Time).

Due to ongoing concerns related to the current coronavirus pandemic (“COVID-19”), and in order to mitigate potential risks to the health and safety of the Company’s Shareholders, employees and other stakeholders, Shareholders are encouraged not to attend the Meeting in person. The Company is offering Shareholders the option to listen and participate (but not vote) at the Meeting in real time by conference call as follows:

Dial by your location

Canada Toll Free:1-855-244-8677

Canada Toll: 1-416-915-6530

US Toll Free:1-855-282-6330

US Toll:1-415-655-0002

Shareholders who wish to attend the Meeting by teleconference are asked to contact the Company, attention Olivia Lu at olivia@brightmindsbio.com or by telephone at 647-865-8622 for the Attendee Access Code.

The Meeting is to be held for the following purposes:

1.to receive the audited financial statements of the Company for the fiscal year ended September 30, 2021, together with the auditor’s report thereon;

2.to elect directors of the Company for the ensuing year;

3.to appoint DeVisser Gray LLP as the auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

4.to pass an ordinary resolution to approve the continuation of the Company’s Stock Option Plan, as described in the accompanying management information circular (the “Circular”);

5.to pass an ordinary resolution to approve the continuation of the Company’s Restricted Share Unit Plan, as described in the accompanying Circular; and

6.to transact such other business, including amendments to the foregoing, as may properly come before the Meeting or any adjournment thereof.

At the date of this Notice and the accompanying Information Circular it is the intention of the Company to hold the Meeting at the location stated above in this Notice. We are continuously monitoring development of the current coronavirus (COVID-19) outbreak (“COVID-19”).  In light of the rapidly evolving public health guidelines related to COVID-19, we ask shareholders to consider voting their shares by proxy and not attend the meeting in person. Those shareholders who do wish to attend the Meeting in person, should carefully consider and follow the instructions of the federal Public Health Agency of Canada available at:  https://www.canada.ca/en/public-health/services/diseases/coronavirus-disease-covid-19.html. We ask that shareholders also review and follow the instructions of any regional health authorities of the Province of British Columbia, including the Vancouver Coastal Health Authority, the Fraser Health Authority and any

other health authority holding jurisdiction over the areas you must travel through to attend the Meeting.  Do not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to/from outside of Canada within the 14 days immediately prior to the Meeting. All shareholders are strongly encouraged to vote by submitting their completed form of proxy (or voting instruction form) prior to the Meeting by one of the means described in the Information Circular accompanying this Notice.

The Company reserves the right to take any additional pre-cautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 outbreak, including: (i) holding the Meeting virtually or by providing a webcast of the Meeting; (ii) hosting the Meeting solely by means of remote communication; (iii) changing the Meeting date and/or changing the means of holding the Meeting; (iv) denying access to persons who exhibit cold or flu-like symptoms, or who have, or have been in close contact with someone who has, travelled to/from outside of Canada within the 14 days immediately prior to the Meeting; (v) denying access to persons that do not have evidence of full vaccination, and (vi) such other measures as may be recommended by public health authorities in connection with gatherings of persons such as the Meeting.  Should any such changes to the Meeting format occur, the Company will announce any and all of these changes by way of news release, which will be filed under the Company’s profile on SEDAR. We strongly recommend you check the Company’s SEDAR profile prior to the Meeting for the most current information. In the event of any changes to the Meeting format due to the COVID-19 outbreak, the Company will not prepare or mail amended Meeting Proxy Materials.

THE BOARD OF DIRECTORS AND MANAGEMENT REQUEST ALL SHAREHOLDERS VOTE BY PROXY AND NOT ATTEND THE MEETING IN PERSON.

In order to be valid and acted upon at the Meeting, proxies must be received no later than 10:00 a.m. (Pacific Time) on Tuesday, March 22, 2022 or not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time for holding the Meeting or any postponement(s) or adjournment(s) thereof. Failure to so deposit a form of proxy will result in its invalidation.  Notwithstanding the foregoing, the chair of the Meeting has the discretion to accept proxies received after such deadline.

A Circular accompanies this Notice. The Circular contains details of matters to be considered at the Meeting.  No other matters are contemplated, however any permitted amendment to or variation of any matter identified in this Notice may properly be considered at the Meeting.  The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

The audited financial statements for the fiscal year ended September 30, 2021 and the report of the auditor thereon will be made available at the Meeting and are available on www.sedar.com.

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure that their Shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular.

Non-registered Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form to ensure that their Common Shares will be voted at the Meeting.  If you hold your Shares in a brokerage account, you are a non-registered Shareholder.

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Shareholders who wish to attend the Meeting in person must call McMillan LLP at (604) 689-9111 at least 48 hours prior to the date of the Meeting for further instructions on in-person attendance procedures.

DATED at Vancouver, British Columbia, as of this 22nd day of February, 2022.

BY ORDER OF THE BOARD

“Ian McDonald”

Ian McDonald
President and Chief Executive Officer

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